UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-12515
CUSIP NUMBER 090613100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIOMET, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

56 East Bell Drive
Address of Principal Executive Office (Street and Number)

Warsaw, Indiana 46582
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced and as described in the Current Report on Form 8-K of Biomet, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 18, 2006, a special committee of the board of directors of the Company is in the process of reviewing the Company’s stock option granting practices and related accounting for the 11-year period from 1996 to 2006.  Based on the preliminary report from the special committee dated December 14, 2006, it appears that a substantial number of the stock option grants made by the Company during this time period were issued as of dates other than the date on which the grants were actually made to take advantage of a lower stock price on the date of issue.  Based on the special committee’s preliminary report and the Company’s own assessment of the information available to date, the Company is unable to make a determination, or meaningful assessment as to the probability, that errors in the Company’s current and/or historical financial statements will warrant the conclusion that any of the Company’s historical and/or current financial statements are not to be relied upon.  The special committee’s review is ongoing and there can be no assurance as to the time which will be required by the special committee to complete its review.  Due to the ongoing special committee review of prior period stock option granting practices and the related accounting, the Company is unable to file the Form 10-Q on or before the prescribed date of January 9, 2007, or on or before the fifth calendar day following such filing date to qualify under Rule 12b-25(b).  The Company intends to file its Form 10-Q as soon as practicable after the completion of the special committee’s ongoing review.

This Form 12b-25 contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Although the Company believes that the assumptions, on which the forward-looking statements contained herein are based, are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events.  There can be no assurance that the forward-looking statements contained in this Form 12b-25 will prove to be accurate.  Some of the factors that could cause actual results to differ from those contained in forward-looking statements made in this Form 12b-25 include: the results of the special committee’s review of the Company’s historical stock option granting practices; the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of the special committee’s review; the inability of the Company to timely file reports with the Securities and Exchange Commission; litigation and governmental investigations or proceedings which may arise out of the Company’s stock option granting practices or any restatement of the financial statements of the Company; and other risk factors as set forth from time to time in the Company’s filings with the Securities and Exchange Commission.  The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved.  The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley J. Tandy	(574)	267-6639
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing special committee review, the Company is unable to make a determination whether such review will result in any significant impact on the Company’s financial statements.

BIOMET, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 9, 2006	By:	/s/ Bradley J. Tandy
Vice President, Acting General Counsel and Secretary

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).